UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Kubla Khan, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

501168108

(CUSIP Number)

Joshua B. Grode, Esq.

Liner, Yankelevitz, Sunshine & Regenstreif LLP

1100 Glendon Avenue, 14th Floor, Los Angeles, California 90024  (310) 500-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501168108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YaLi Xu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 14,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .25% *

14.	Type of Reporting Person (See Instructions) IN

* At the time of the purchase the shares represented 12.5% of the issued and outstanding shares of common stock.

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Kubla Khan, Inc., a Utah corporation (the "Issuer" or the “Company”).  The name and address of the principal executive offices of the Issuer are Kubla Khan, Inc., 57-71 # High-Tech Industrial Park NanShan, District ShenZhen, People’s Republic of China 51805.   At the time of the purchase of the Shares the principal executive office of the Issuer was 6990 So. Park Centre Drive, Suite 315, Salt Lake City, Utah 84121.

Item 2.	Identity and Background

(a)           This statement is being filed by YaLi Xu, a citizen of the People’s Republic of China (the “Reporting Person”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(b) The address of the Reporting Person is 2104 C XiangMei Road, Te Fa Xiao Qu, Shenzhen City, China.

(c)           The Reporting Person was the Finance Manager of Shenzhen City Blue Hope Electronics at the time of the purchase of the Shares.  The Reporting Person is currently the Chief Executive Officer and a Director of the Issuer.

(d) – (e)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3.	Source and Amount of Funds or Other Consideration

The purchase price for the Shares was $4.00 per share for an aggregate purchase price of $56,000.  The Reporting Person purchased the Shares in a private transaction through a wholly-owned limited company, Unis Limited.  The Reporting Person is the sole person with the power to vote, dispose of or direct the disposition of the Shares.  Unis Limited is a limited company formed in the jurisdiction of the British Virgin Islands.  The source of capital was personal funds.

Item 4.	Purpose of Transaction
The purpose of the transaction was to acquire a significant investment position in the Company.
Except as set forth above, as of the date hereof, the Reporting Person does not have any plan or proposal that relates to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Issuer has disclosed that it has abandoned its business plan and is holding itself open for an extraordinary corporate transaction such as an acquisition or merger.  The Reporting Person reserves the right to effect any such actions as he may deem necessary or appropriate in the future.

Item 5.	Interest in Securities of the Issuer
(a) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 14,000 shares of Common Stock.

(b)           Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Person from the date hereof to 60 days prior to the event reported hereby.

(c)           To the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(d) None.
(e) On March 31, 2004, the Reporting Person ceased to be a 5% shareholder of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2004
Date
/s/ YaLi Xu
Signature
YALI XU, AN INDIVIDUAL
Name/Title